FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                  No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 26, 2016

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that it is envisaged to implement the “Santander Dividendo Elección” scheme (the “SDE Scheme”), on the dates on which the second interim dividend is traditionally paid (October / November). Thus, subject to the prior resolution of the executive committee of Banco Santander, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates. The envisaged timeline for the implementation of the SDE Scheme is as follows1:

•	14 October 2016. Execution of the capital increase. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment[2]. Such price will be determined considering the stock price of the Santander share on 7,10,11,12 and 13 October.

•	17 October 2016 (23:59 hours CET). Reference date to participate in the SDE Scheme (last trading date). The shares acquired until this date (inclusive) will grant to their holders the right to participate in the SDE Scheme.

•	18 October 2016. Commencement of the rights trading period. Santander shares start trading ex-coupon (ex-date).

•	27 October 2016. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	1 November 2016. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	3 November 2016. Payment of cash to shareholders who have so requested.

•	14 November 2016. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[3]. Shareholders who have opted for new shares have them delivered.

Subject to the aforementioned resolution of the executive committee, it is deemed that the gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved by the ordinary general shareholders’ meeting, will be approximately 0.045 Euros per right.

Boadilla del Monte (Madrid), July 26, 2016

[1]	This timeline (i) is in line with Royal Decree 878/2015 of 2 October, which, among other matters, has reformed the system for the registration, clearing and settlement of securities (the “Reform”), according to how this Royal Decree is currently being applied in practice; and (ii) assumes that, as currently provided for, the T+2 settlement cycle for transactions involving securities will start on 3 October (with respect to trading of 29 September). Consequently, the terms of this timeline may change if the practical application of the Reform changes after this date and, in particular, if the start of the T+2 settlement cycle is postponed.
Furthermore, the term for the acceptance of the right-purchase commitment and the envisaged payment date for those who request cash and the date of delivery of shares may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.
[2]	The option to receive cash throughout the sale of rights to Grupo Santander will only be available with regard to the rights allotted to those who are shareholders of Banco Santander as of the relevant reference date (last trading date). This option will not be available with regard to rights acquired on market.
[3]	Estimated date. Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 26, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer